EXHIBIT 1.01

CONFLICT MINERALS REPORT

This report has not been subject to an independent private sector audit.

(1)	Company Overview

RPC, Inc. (“RPC” or “the Company”) provides a broad range of specialized oilfield services and equipment primarily to independent and major oil and gas companies engaged in the exploration, production and development of oil and gas properties.

(2)	Conflict minerals and Covered Countries
“Conflict Minerals” or “3TG” are gold, columbite-tantalite (coltan), cassiterite, wolframite or their derivatives, which are limited to tantalum, tin, and tungsten.  “Covered Countries” are the Democratic Republic of the Congo (DRC) and certain adjoining countries.

(3)	Reasonable Country of Origin Inquiry (“RCOI”) and Nationally or internationally recognized due diligence framework
RPC does not purchase raw ore or unrefined Conflict Minerals directly from mines, smelters or refiners and makes no direct purchases of any minerals in the Covered Countries. The Company’s supply chain with respect to the products that use Conflict Minerals is complex, with intermediaries and third parties in the supply chain between the manufacture of products and the original sources of Conflict Minerals. The Company must therefore rely on its suppliers to provide information on the origin of the 3TG contained in components and materials supplied, including sources of 3TG that are supplied to them from their suppliers (i.e., second-tier suppliers). The Company surveyed 100 percent of its direct suppliers of raw materials and components.  This risk-based approach is consistent in all material aspects with the framework in The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.

(4)	Due Diligence
The Company conducted the following due diligence measures:
●
Identified those products which it manufactured or contracted to manufacture that contained one or more of the Conflict Minerals or its derivatives and determined that four of the products it sells contain tungsten.

●
RPC conducted a survey of the direct suppliers that were identified as supplying products that contain Conflict Minerals.  We used the Conflict Minerals Reporting Template (“CMRT”) published by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”) Conflict Free Sourcing Initiative (“CFSP”).  CMRT maintains a list of smelters that have received a conflict free designation from the CFSP.  All smelter information provided by the vendors is compared against the list maintained by CMRT.

(5)	Results of Due Diligence
The Company received responses from 100 percent of the suppliers surveyed and the results are as follows:
●
90 percent confirmed that 3TG used in their products is not from the Covered Countries.  However, not all of them provided a list of the smelters that the minerals are sourced from.  A few of the smelters listed do not have a conflict free designation from the CFSP even though they did not originate from the Covered Countries.

●	10 percent confirmed that 3TG used in their products are from recycled or scrap sources.

Some of the challenges that we encountered when we obtained the responses were as follows:
●	We are dependent on information received from our direct suppliers to conduct our good faith RCOI process.
●	We have a varied supplier base with differing levels of resources and sophistication, and many of the suppliers are not subject to Rule 13p-1 of the Exchange Act.
●	Certain suppliers were unable or unwilling to specify the smelters or refiners used for components and materials supplied to us.

(6)	Steps to be taken to mitigate risk
●
We will continue to improve our due diligence measures and clearly communicate expectations to our direct suppliers concerning transparency and sourcing of materials and components containing Conflict Minerals.

●	We will follow up with the suppliers that indicated that they were conflict free to obtain information regarding the smelters that are used to source the Conflict Minerals.
●	The Company will continue to use CMRT as part of the supplier inquiry process for 2015.

(7)	Product Description:
The products that the Company contracts to have manufactured which contain Conflict Minerals are described below:

Product Description	Processing Facility	Country of Origin	Efforts to Determine Origin

Mills used to grind or cut and remove metal, composites or other materials in downhole oilfield completion and workover activities.

Motors used to perform services or convey tools in downhole oilfield completion activities

Tools used to create perforations in well casing to prepare a well for hydraulic fracturing operations

Hydraulically actuated rotary impact tools which move casing sleeves and clean out debris during oilfield completion operations

A list of the facilities used in the these products that are contracted to be manufactured and have a “conflict free” designation on the CFSP list is shown below:
●     ATI Firth Sterling
●     ATI Tungsten Materials
●     China Minmetals Nonferrous Metals Co Ltd
●     H.C. Starck GmbH
●     Ganzhou Grand Sea W & Mo Group Co Ltd
●     Global Tungsten & Powders Corp.
●     Jiangxi Xinsheng Tungsten Industry Co. Ltd
●     Jiangxi Rare Earth & Rare Metals Tungsten Group Corp
●     Xiamen Tungsten Co Ltd

A list of the facilities used in the these products that are contracted to be manufactured and are not on the CFSP list is shown below:
●     EcoMetals
●     Hubei Kingco Materials Science and Technology Co., Ltd
●     Metal Tech America
●     Multi-Metals
●     NOC Metals
●     Zhuzhou Cemented Carbide Group Co. Ltd

		Based on the Company’s due diligence efforts to date, the list of countries of origin for the relevant products is shown below: ● China ● Germany ● United States	The efforts to determine the origin of conflict minerals are discussed above